October 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Jeffrey Riedler

 Bryan Pitko

 Johnny Gharib

Re:	Apricus Biosciences, Inc.

Registration Statement on Form S-3

Filed October 10, 2013

File No. 333-191679

Ladies and Gentlemen:

Set forth below is the response of Apricus Biosciences, Inc., a Nevada corporation (the “Company”), to the comment letter, dated October 23, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-3 (File No. 333-191679) (the “Registration Statement”). The Registration Statement was filed with the Commission on October 23, 2013.

For reference purposes, the Staff’s comments as reflected in the Comment Letter are reproduced in bold and the corresponding responses of the Company are shown below the comments.

1.	Please file the Settlement Agreement between you and the selling stockholder, Topotarget A/S, as an exhibit to the registration statement.

RESPONSE TO COMMENT 1

In response to the Staff’s comment, the Company hereby informs the Staff that it has filed the Settlement Agreement as an exhibit to the Registration Statement, with Amendment No. 1 to Form S-3 filed on October 31, 2013.

2.	We note that in addition to the shares of common stock issued to the selling stockholder in connection with the execution of the Settlement Agreement, you are also attempting to register the resale of shares of common stock which may be issued to the selling stockholder if it does not receive at least $1.1 million in net proceeds from the sale of the 540,274[1] shares. As these contingent shares are not currently issued and outstanding and may never be issued, please revise your registration statement to remove the contingent shares or provide a detailed analysis underlying your conclusion that it is appropriate to register these shares before they are outstanding.

[1]	Note to SEC: The amount issued to the selling stockholder was actually 540,276, which is the full amount that the Company is now registering.

Apricus Biosciences, Inc.

October 31, 2013

RESPONSE TO COMMENT 2

In response to the Staff’s comment, the Company hereby informs the Staff that the Company has revised the Registration Statement to limit the number of shares registered by the Registration Statement to 540,276 shares, which is the amount issued to the selling stockholder in connection with the execution of the Settlement Agreement.

3.	Based on the disclosure provided on page 4 of the registration statement under the section entitled, “Stock Contribution Agreement and Termination Agreement,” it appears that you believe that a portion of the 540,276 shares of common stock issued to the selling stockholder in connection with the execution of the Settlement Agreement is covered by the previous Form S-3 filed on December 19, 2011, as the current registration statement seeks to register the offering of only 395,018 shares of common stock. However, because the Settlement Agreement represents the parties’ entry into a new investment decision distinct from the Stock Purchase Agreement, the Company may not rely on the prior Form S-3 to register shares issued in the Settlement Agreement. To the extent you wish to register the resale of the entirety of the 540,276 shares of common stock issued in connection with the execution of the Settlement Agreement, you should include all of such shares in the instant registration statement.

RESPONSE TO COMMENT 3

In response to the Staff’s comment, the Company hereby informs the Staff that the Company has revised the Registration Statement to revise the number of shares registered by the Registration Statement to 540,276 shares, which is the amount issued to the selling stockholder in connection with the execution of the Settlement Agreement.

The Company hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Apricus Biosciences, Inc.

October 31, 2013

If you should have any questions about this letter or require any further information, please call the undersigned at (858) 222-8041 or Ryan Murr at (415) 315-6300.

Sincerely,

/s/ Steve Martin

Steve Martin
Senior Vice President, Chief Financial Officer & Secretary

cc: Ryan Murr, Esq. (Ropes & Gray LLP)